SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 19, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Inauguration of “Sony Business Solutions Corporation” As Base for Professional Service Business in Japan"

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo
No.10- 011E January 19th, 2010

Inauguration of “Sony Business Solutions Corporation”
As Base for Professional Service Business in Japan
- To Enhance System Solution and Service Business -

Sony Corporation ("Sony") will realign certain of its businesses serving corporate customers in Japan in “Sony Business Solutions Corporation”, a newly renamed 100% subsidiary, as of April 1, 2010. The realignment aims to strengthen Sony’s system solution and service businesses for corporate customers in Japan, whose needs are diversifying in the dynamic environment of advancing information technologies, including the development of network infrastructure.

As an initial step, Sony Broadband Solutions Corporation (“SBS”), an existing company, will assume the sales and marketing function for broadcasting and corporate equipment from Sony Marketing (Japan) Inc. (“SMOJ”) and the system integration function for the Japanese broadcasting market from Sony and Sony EMCS Corporation Kosai TEC (“Sony EMCS”) . *1 SBS will then change its corporate name to “Sony Business Solutions Corporation”.

SBS’s operating solution business currently covers two areas: the system integration business with an emphasis on Sony’s visual technology, and the ISP business for a wide range of corporate customers including broadcasting networks, government and public offices, universities and corporations. Sony expects the functional realignment of Sony, SBS, SMOJ and Sony EMCS to enhance business for corporate customers in the Japanese market by expanding services for corporate customers, as well as sales of broadcast- and professional-use equipment.

*1 This realignment is subject to the respective internal authorizations of SBS and SMOJ planned to take place in early February, 2010.

Objective of New Organization

Increasingly sophisticated information technologies including the development of network infrastructure, communization of cloud computing, improvement of web application on the Internet and security technology have been expanding the range of services required by corporate customers. Customer needs have diversified in the areas such as improvement of operational efficiency, cost reductions, and value enhancement. “Sony Business Solutions Corporations” will strive to become a “one-stop” supplier for corporate customers with various services ranging from system consulting to system design, development, sales and operation and maintenance. Sony Business Solutions Corporation will seek to improve the quality of customer service in the professional market, expand business opportunities and strengthen technology infrastructure. By consolidating the human resources, technical capabilities and a customer base of Sony, SMOJ and Sony EMCS, as applicable, with those of SBS, Sony will aim for efficient allocation of management resources and profitable growth.

Planned Outline of “Sony Business Solutions Corporation”

Corporate Name	Sony Business Solutions Corporation
Location	4-10-18, Takanawa, Minato-ku, Tokyo
Start Date of Realigned Organization	April 1, 2010
Parent Company	Sony Corporation (100％)
Amount of Stated Capital	1,111,350,000 yen
Representative Director	Shinji Hanatani (to be elected)
Employees	Approximately 900
Principal Areas of Business	Solution service business related to broadcast- and professional-use equipment products (consulting, development of hardware and software, sales, installation, maintenance and ISP business)

Media Contact:
Corporate Communications, Sony Corporation
Tel: +81-3-6748-2200